UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

	For the transition period from	to

Commission file number 1-303

The Kroger Co. Savings Plan
1014 Vine Street
Cincinnati, OH 45202
(Full title of the plan and the address of the plan)

The Kroger Co.
1014 Vine Street
Cincinnati, OH 45202
(Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office)

               REQUIRED INFORMATION
Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

THE KROGER CO. SAVINGS PLAN

     Financial Statements
And
Supplemental Schedules

December 31, 2006 and 2005

With
Report of Independent Registered
Public Accounting Firm

THE KROGER CO. SAVINGS PLAN

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Net Assets Available for Benefits	2
Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 - 10
Supplemental Schedules:
Assets (Held at End of Year)	11
Reportable Transactions	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrative Committee of
The Kroger Co. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Kroger Co. Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
June 25, 2007

THE KROGER CO. SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

(In Thousands)

	2006	2005
Assets:
Cash	$2,663	$1,732
Investments, at fair value:
Common stocks	1,065,267	977,264
Mutual funds	637,919	540,326
Interest in master trust	746,914	701,746
Collective trusts	516,768	447,976
Participant loans	62,580	58,031
Other	23,227	-

Total investments	3,052,675	2,725,343

Receivables:
Accrued income	111	13

Total assets	3,055,449	2,727,088

Liabilities:
Administrative fees payable	214	212

Net assets available for benefits at fair value	3,055,235	2,726,876

Adjustment from fair value to contract value for interest in master trust relating to investment contracts	1,034	(6,638)

Net assets available for benefit	$3,056,269	$2,720,238

See accompanying notes to financial statements.

THE KROGER CO. SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2006 and 2005

 (In Thousands)

	2006	2005
Additions:
Contributions:
Participants	$146,661	$138,248
	146,661	138,248

Investment income:
Net appreciation in fair value of investments	321,854	126,519
Investment income - participation in a master trust	5,768	30,569
Dividends	69,983	20,634
Interest	13,604	3,296
	411,209	181,018

Total additions	557,870	319,266

Deductions:
Benefits paid to participants	221,111	206,599
Administrative expenses	728	774

Total deductions	221,839	207,373

Net increase	336,031	111,893

Net assets available for benefits:
Beginning of year	2,720,238	2,608,345

End of year	$3,056,269	$2,720,238

See accompanying notes to financial statements.

THE KROGER CO. SAVINGS PLAN

Notes to Financial Statements

1.	Description of Plan:

The following description of The Kroger Co. Savings Plan (Plan) provides only general information. Participants should refer to the plan document for a more complete description of Plan provisions.

General

The Plan is sponsored by The Kroger Co., an Ohio corporation, and its wholly owned subsidiaries (collectively the Company). The Plan is a defined contribution plan covering all employees of the Company who have attained age 21, have been employed 30 days, and have completed 72 hours of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Employee. Subject to certain limits, participants may contribute up to 25% (6% if the participant is a highly compensated employee as defined by the Internal Revenue Service) of annual compensation to the Plan. It is at the discretion of participants to modify and direct investments. Participants are eligible to make catch-up contributions beginning in the year in which they reach age 50. Participants are also permitted to deposit into the Plan distributions from other qualified plans.

Participant Accounts

Each participant account is credited with the participant contribution, matching contribution (if any), supplemental contribution (if any), and an allocation of Plan earnings or losses. Allocations of earnings or losses are based upon the performance of the investment funds chosen by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

All accounts of a participant are fully vested at all times.

Plan Amendment

The Plan was amended, in accordance with a change in the law, such that effective for distributions after March 28, 2005, if a participant’s account balance is greater than $1,000 but does not exceed $5,000, the Plan Administrator shall distribute the participant’s account in the form of a direct rollover to an individual retirement account designated by the Plan Administrator. This will occur if the Participant does not elect to either (1) have the distribution paid directly to an eligible retirement plan in accordance with the direct rollover provisions or (2) to receive the distribution directly.

Benefits

Payment of benefits can be made under various methods, depending upon the reason for the distribution, such as termination of service, death, or retirement, as well as other factors. At termination, participants whose accounts have never exceeded $1,000 will receive a single lump sum distribution. Those with balances greater than $5,000 may elect to leave their funds in the Plan or choose other options. Participants are entitled to benefits beginning at normal retirement age (generally age 65). Benefits are recorded when paid. Unclaimed benefits are forfeited and are applied to pay Plan expenses. Forfeited unclaimed benefits are restored if a participant later establishes a valid benefit claim.

Participant Loans

The Plan permits participants to borrow from their vested account. The maximum amount that may be borrowed is the lesser of $50,000 or 50% of the vested balance of the account. Loan terms range from 1-4 years or up to 6 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate of Prime plus 1.5%. The rate is changed quarterly and the Prime rate used for a quarter is the Prime rate on the last business day of the previous quarter. Principal and interest are paid through periodic payroll deductions.

2.	Summary of Significant Accounting Policies:

Basis of accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Master Trust

Certain investments of the Plan, along with some investments of other plans of The Kroger Co. and its subsidiaries, are pooled for investment purposes in a master trust pursuant to an agreement dated July 1, 2004 (the Master Trust), between Merrill Lynch Trust Company, the trustee, and The Kroger Co.

Investment valuation and income recognition

Investments in common stocks, mutual funds, collective trusts, and investment contracts are valued at fair value based on quoted market prices.

Purchases and sales of securities are recorded on a trade date basis. Gains or losses on sales of securities are based on average cost. Dividends are recorded on the ex-dividend date. Income from other investments is recorded as earned.

Estimates

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP94-4-1, Reporting of Fully Benefit –Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined- Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate a permitted transaction under the terms of the Plan. The Plan invests in investment contracts through The Kroger Defined Contribution Plan Master Trust. The Statement of Net Assets Available for Benefits presents the fair value of the investment in the Master Trust as well as the adjustment of the investment in the master trust from fair value to contract value relating to investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The presentation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Administrative expenses

The Plan will pay the administrative costs and expenses of the Plan, including the trustee and management fees. Any expenses that are unable to be allocated to participants are paid by the Company.

3.	Investments:

The Plan provides for participant directed investments into common stock of The Kroger Co., mutual funds, collective trusts, and stable value funds. Investments that represent 5% or more of the Plan's net assets as of December 31, 2006 and 2005 are as follows (in thousands):

	2006	2005
The Kroger Co. Common Stock Fund	$1,065,267	$977,264
Merrill Lynch Equity Index Trust	$227,728	$205,926
Interest in Master Trust*	$746,914	$701,746
Blackrock Fundamental Growth	$226,971	$0
Merrill Lynch Fundamental Growth Fund	$0	$231,199
(*at fair value)

During the years ended December 31, 2006 and 2005, Plan investments (including investments bought, sold and held during the year) appreciated by $321,854 and $126,519, respectively, as follows (in thousands):

	2006	2005
Common stocks:
The Kroger Co.	$205,604	$77,247
Other common stocks	0	7
Collective trusts	73,977	26,228
Mutual funds	42,181	23,037
Retirement Date funds	92	0

	$321,854	$126,519

4.	Nonparticipant-Directed Investments:

Investments in The Kroger Co. common stock are generated from participant-directed contributions and Company matching contributions. Employee and employer amounts invested in The Kroger Co. common stock cannot be separately determined. Accordingly, investments in The Kroger Co. common stock are considered nonparticipant-directed for disclosure purposes.

The information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments in The Kroger Co. Common Stock Fund (Fund) is as follows (in thousands):
	2006	2005
The Kroger Co. Common Stock Fund
Year-end holdings	$1,065,267	$977,264

Change in net assets in the Fund related to the Kroger Co. Common Stock Fund: [all cash basis amounts except for net appreciation/(depreciation)]

Participant contributions	$33,903	$37,283
Employer contributions	0	4,098
Dividends	9,326	0
Loan interest	1,584	1,291
Net appreciation (depreciation)	205,604	77,247
Distributions to participants	(75,255)	(73,881)
Administrative expenses	(234)	(208)
Transfers to other funds, net	(86,925)	(104,633)

	$88,003	$(58,803)

5.	Investment Contracts:

The Master Trust holds fourteen synthetic investment contracts which are managed by investment fund managers. The Master Trust also purchases wrapper contracts from financial institutions which provide assurance that crediting rates will never be less than zero. All Plans have an undivided interest in each investment contract. The investment contracts are fully benefit responsive. A fully benefit-responsive investment provides a liquidity guarantee by a financially responsible third party of principal and previously accrued interest for liquidations, transfers, loans, or withdrawals initiated by Plan participants under the terms of the ongoing Plan. Certain employer-initiated events (i.e. layoffs, mergers, bankruptcy, Plan termination) are not eligible for the liquidity guarantee.

In general, issuers may terminate the investment contracts and settle at other than contract value if the qualification status of the employer or plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The following information relates to the Plan’s interest in investment contracts (in thousands):

	2006	2005
Contract value	$747,948	$695,108
Fair value	$746,914	$701,746
Crediting interest rate range	3.9% to 13.5%	3.2% to 13.1%
Current crediting rate	5.14%	5.06%
Average yield	4.99%	4.90%

The crediting interest rate range for the investment contracts is based upon the contract rate or a predetermined formula that factors in duration, market value, and book value of the investment. Certain of the crediting rates are adjusted quarterly. The minimum crediting interest rate for these investments is zero.

In 2006, the fair value of fixed income investments is calculated using the actual market values of the underlying securities, based on pricing from a third party. The fair value of the fixed income investments in 2005 is calculated as the aggregate present value of the underlying cash flows using interest rates quoted for securities with similar duration and credit risk. This change provides a more accurate estimate of the fair value of the securities.

The following is financial information with respect to the Master Trust:

December 31, 2006 and 2005 investment holdings (at fair value):

	2006	2005
Cash and equivalents	$147,401,673	$114,230,635
Fixed maturity synthetic guaranteed investment contracts	334,028,746	210,086,321
Constant duration synthetic guaranteed investment contracts	496,571,107	604,772,752
	$978,001,526	$929,089,708

Net investment income of the Master Trust for the year ended December 31, 2006 and December 31, 2005 was $6,836,901 and $40,883,175 respectively.

The underlying investments within the synthetic contracts include corporate, government and mortgage backed debt securities.

As of December 31, 2006 and 2005, the Plan’s interest in the net assets of the Master Trust was 76.37% and 75.53%, respectively.

6.	Income Tax Status:

The Plan obtained a determination letter dated December 3, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, complied with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving this letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, including changes related to recent tax law changes included in the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of any total or partial termination or discontinuance, the accounts of all affected participants shall remain fully vested and non-forfeitable.

8.	Related-party and Party-in-interest Transactions (in thousands):

The Plan held, at fair value, $1,065,267 and $977,264 of The Kroger Co. common shares at December 31, 2006 and 2005, respectively.

The Plan purchased 4,318 and 4,500 shares of The Kroger Co. common shares at a cost of $92,375 and $80,871 in 2006 and 2005, respectively.

The Plan sold 9,443 and 11,140 shares of The Kroger Co. common shares for $200,196 and $204,703 with a realized gain of $81,500 and $74,423 in 2006 and 2005, respectively.

Merrill Lynch Trust Company, FSB and Merrill Lynch provide recordkeeping and investment management services to the Plan. Therefore, transactions with Merrill Lynch Trust Company, FSB and Merrill Lynch qualify as party-in-interest transactions.

9.	Recent Accounting Pronouncements:

In September 2006, the FASB Issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

10.	Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

2006
Net assets available for plan benefits per
the financial statements	$3,056,269

Adjustment from contract value to fair value for
investment in Master Trust	(1,034)

Net assets available for plan benefits per the Form 5500	$3,055,235

The following is a reconciliation of the net gain on investment in Master Trust:

Investment income from participation in a Master	$5,768
Trust per the financial statements

Adjustment from contract value to fair value	(1,034)

Investment gain from Master Trust per Form 5500	$4,734

THE KROGER CO. SAVINGS PLAN EIN: 31-0345740 Plan Number: 004 Schedule of Assets (Held at End of Year) December 31, 2006 (In Thousands)
(a)	(b),(c)	(d)	(e)
			Current
	Investment description	Cost	value
	Interest in Master Trust	**	$746,914

	Common stocks:
*	The Kroger Co. ***	$503,553	1,065,267

	Collective trusts:
*	Merrill Lynch Mid Cap S&P 400 Index Trust	**	36,602
*	Merrill Lynch Mid Cap S&P 400 Index Trust	**	17,623
*	Merrill Lynch Equity Index Trust XII	**	227,728
*	Merrill Lynch Equity Index Trust XII	**	104,223
*	Merrill Lynch Small Cap Index CT Tier	**	48,652
*	Merrill Lynch Small Cap Index CT Tier V	**	8,887
*	Merrill Lynch International Index CT	**	38,182
*	Merrill Lynch International Index CT TR 5 GM	**	34,871
			516,768

	Mutual funds:
	Laudus Rosenberg U.S.	**	38,903
*	Blackrock Fundamental Growth	**	226,971
	Van Kampen Emerging Markets Fund	**	99,240
	Van Kampen Emerging Markets Fund GM	**	11,562
	Templeton Foreign	**	49,310
*	Blackrock Global Allocation Fund	**	79,996
*	Blackrock Basic Value Fund	**	130,572
	Temporary Investment Fund	**	1,365
			637,919

*	Participant loans, 5.0% to 11.0%, 1-6 year maturities	-	62,580

	Other:
*	Retirement Date Funds	**	23,227

			$3,052,675
____________________

*	Indicates party-in-interest to the Plan.
**	Cost of assets is not required to be disclosed as investment is participant directed.
***	Investment includes both participant and nonparticipant directed investments.

THE KROGER CO. SAVINGS PLAN
     EIN: 31-0345740     Plan Number: 004
Schedule H, Part IV, 4j - Schedule of Reportable Transactions
Year Ended December 31, 2006
(In Thousands)

(a)					(h)
Identity		(c)	(d)	(g)	Fair Value on	(i)
of Party	(b)	Purchase	Selling	Cost of	Transaction	Net
Involved	Description of Asset	Price	Price	Asset	Date	Gain/(Loss)
Reporting Criterion III	Any series of transactions within the
Plan year involving securities of the
same issue that, when aggregated,
involves an amount in excess of five
percent of the current value of Plan
assets.

* The Kroger Co.	The Kroger Co. Common Stock Fund	$92,375	-	$92,375	$92,375	-

* The Kroger Co.	The Kroger Co. Common Stock Fund	-	$200,196	$118,696	$200,196	$81,500

* Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE KROGER CO. SAVINGS PLAN
Date: June 27, 2007	By:	/s/ Paul Heldman

Paul Heldman
Chairman of the Administrative Committee

EXHIBIT INDEX

Exhibit No.
23.1	Consent of Independent Registered Public Accounting Firm